Filed Pursuant to Rule 433

Registration No. 333-159072

May 11, 2009

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated May 11, 2009)

Issuer:	The Southern Company
Security:	Series 2009A 4.15% Senior Notes due May 15, 2014
Expected Ratings*:	A3/A-/A (Moody’s/Standard & Poor’s/Fitch)
Size:	$350,000,000
Maturity:	May 15, 2014
Public Offering Price:	99.898%
Treasury Benchmark:	1.875% due April 30, 2014
US Treasury Yield:	2.048%
Spread to Treasury:	+212.5 bps
Re-offer Yield:	4.173%
Redemption Terms:	Make-whole call at T+35 bps
Coupon:	4.15%
Interest Payment Dates:	May 15 and November 15 of each year beginning November 15, 2009
Format:	SEC Registered
Transaction Date:	May 11, 2009
Expected Settlement Date:	May 19, 2009 (T+6)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. UBS Securities LLC
Co-Managers:	Cabrera Capital Markets, LLC Loop Capital Markets, LLC
CUSIP:	842587CE5

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, as amended, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0759, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Goldman, Sachs & Co. toll free at 1-866-471-2526 or UBS Securities LLC toll free at 1-877-827-6444, extension 561-3884.